RECEIVED
2007 AUG 29 A 8:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

POWER CHIPS PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the three months ending 30 June 2007
for the first quarter of Fiscal Year 2008

POWER CHIPS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60528

PROFIT AND LOSS ACCOUNT

For the three months ended 30 June 2007

	30 June 2007 $	30 June 2006 $
Expenditure		
Administration fees	70,000	10,800
Development fees	40,203	
Total Expenditures	110,203	10,800
Loss for the period	(110,203)	(10,800)
Accumulated loss brought forward	(598,735)	(392,400)
Accumulated loss carried forward	$ (708,938)	$ (403,200)

POWER CHIPS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60528

BALANCE SHEET
As at 30 June 2007

	30 June 2007	30 June 2006
	$	$
Current Assets		
Debtors	4,760,622	5,066,360
Total Net Assets	$ 4,760,622	$ 5,066,360
Capital and Reserves		
Called up Share Capital	123,781	123,781
Share Premium Account	5,345,779	5,345,779
Profit and Loss Account	(708,938)	(403,200)
Total Shareholders' Funds	$ 4,760,622	$ 5,066,360

END